Morgan, Lewis & Bockius LLP

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Washington, DC 20004

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Keith E. Gottfried

Partner

+1.202.739.5947

keith.gottfried@morganlewis.com

May 1, 2017

VIA EDGAR AS CORRESPONDENCE

Ms. Christina E. Chalk, Esq.

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	SITO Mobile, Ltd.

PRER14A filed on April 28, 2017

PREC14A filed on April 19, 2017

File No. 1-37535

Dear Ms. Chalk:

On behalf of SITO Mobile, Ltd., a Delaware corporation (“SITO” or the “Company”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated April 28, 2017 (the “Comment Letter”), relating to the above referenced filings on Schedule 14A. The Company is also filing a revised preliminary consent revocation statement (the “Revised Consent Revocation Statement”) on Schedule 14A with this response letter.

Set forth below are the Company’s responses to the Staff’s comments. The responses set forth below are based upon information provided to Morgan, Lewis & Bockius LLP by the Company. For convenience, the responses are keyed to the numbering of the comments and the headings used in the Comment Letter.

The Company respectfully requests that the Staff confirm that it has no further comments to the Revised Consent Revocation Statement so that it may file a Definitive Consent Revocation Statement on Schedule 14A on May 1, 2017, or as soon as practicable thereafter.

Almaty  Astana  Beijing  Boston  Brussels  Chicago  Dallas  Dubai  Frankfurt  Harrisburg  Hartford  Houston  London  Los Angeles  Miami  Moscow
New York  Orange County  Paris  Philadelphia  Pittsburgh  Princeton  San Francisco  Santa Monica  Silicon Valley  Tokyo  Washington  Wilmington

Ms. Christina E. Chalk, Esq.

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

May 1, 2017

On behalf of the Company, we advise you as follows:

PRER14A filed April 28, 2017 – Background of the Company’s Interactions with the Baksa Group…, page 3

1.	Please update your discussion of the interactions between Evolve and Ms. Singer and Sito to reflect the Schedule 13D/A filed today by TAR Holdings and Ms. Singer. A description of the letter from TAR Holdings to Sito included as an exhibit to the amended Schedule 13D should include the assertions in that letter regarding the lack of any relationship with the Baksa Group. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: We have revised the Revised Consent Revocation Statement to update the Company’s discussion of the interactions between Evolving Systems, Inc. and Karen Singer and SITO to reflect the filing by TAR Holdings LLC and Ms. Singer on April 28, 2017 of Amendment No. 2 to the Schedule 13D (the “Schedule 13D/A”) and the letter that was attached as Exhibit 99.2 thereto. In describing in the Revised Consent Revocation Statement the letter attached as Exhibit 99.2 to the Schedule 13D/A, the Company describes, among other things, the assertions made in the letter regarding the lack of any relationship between Karen Singer or TAR Holdings LLC, on the one hand, and Stephen Baksa and Thomas Candelaria (the Baksa Group), on the other hand.

*   *   *   *   *   *

If the Staff of the SEC has any questions or comments regarding the foregoing, please telephone the undersigned, Keith E. Gottfried of Morgan, Lewis & Bockius LLP, which is serving as counsel SITO. I can be reached by telephone at (202) 739-5947 or via email at keith.gottfried@morganlewis.com.

Sincerely,

/s/ Keith E. Gottfried
Keith E. Gottfried

cc:	Richard O’Connell, SITO Mobile, Ltd. Interim Chief Executive Officer

Marcelle Balcombe, Esq., Sichenzia Ross Ference Kesner LLP